FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
June 30, 2005
VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2005 of Vidéotron ltée.

QUARTERLY REPORT 2005 FISCAL YEAR

VIDÉOTRON LTÉE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Six-Month Period

January 1st 2005 – June 30, 2005

July 19, 2005

VIDÉOTRON LTÉE Interim Consolidated Financial Statements (Unaudited) Three-month and six-month period ended June 30, 2004 and 2005 Financial Statements

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Highlights

FINANCIAL STATISTICS

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars)	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005
	(Restated)		(Restated)

Revenues	$212 358	$241 048	$419 117	$473 169
Operating income	91 122	94 971	163 786	187 113
Depreciation and amortization	33 161	31 415	63 315	62 484
Net income	35 258	31 354	59 601	63 749
Cash flows from operating activities	70 726	99 166	96 268	138 729
Acquisition of fixed assets	29 455	37 362	60 516	70 955

CUSTOMER STATISTICS

Home passed(1)			2 365 817	2 401 620

Cable

Basic Cable Customers(2)			1 419 405	1 443 126
% Penetration(3)			60,0%	60,1%
Basic Cable, Net additions (losses)	(8 576)	(11 883)	(4 739)	(9 428)

Digital Cable Customers			288 606	381 049
% Penetration(4)			20,3%	26,4%
Digital Cable, Net additions	14 319	25 769	47 713	47 385

Internet Access

Dial up			26 125	20 075
Dial up, Net losses	(719)	(1 896)	(2 696)	(3 898)

Cable Modem			446 574	547 990
% Penetration(3)			18,9%	22,8%
Cable Modem, Net additions	13 651	17 991	40 297	45 360

Telephony

VoIP Customers			0	41 840
% Penetration(3)			0,0%	1,7%
VoIP Customers, Net additions	0	26 974	0	39 705

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

        Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will, ” “expect, ” “intend, ” “estimate, ” “anticipate, ” “plan,” “foresee, ” “believe, ” or “continue” or the negative of these terms or variations of them or similar terminology. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. See “Item 3 — Key Information — Risk Factors” to our Form 20-F annual report for the year ended December 31, 2004. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the section “Item 5 — Operating and Financial Review and Prospects” included in our December 31, 2004 Form 20-F annual report (filed on EDGAR at www.sec.gov) and our Annual Consolidated Financial Statements and the Notes thereto.

General

        Following is a discussion on our consolidated financial position as of June 30, 2005 and the results of our operations and cash flows for the periods ended June 30, 2004 and 2005. This discussion should be read in conjunction with our interim consolidated financial statements. The interim consolidated financial statements as well as the Management’s discussion and analysis were reviewed by the Audit Committee on July 27, 2005 and were approved by the Board of Directors on July 28, 2005.

        Our interim consolidated financial statements for the three-month and six-month periods ended June 30, 2004 and 2005 have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. Note 7 contains discussions on the main differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

        As calculated in our interim consolidated financial statements, the operating income refers to earnings before depreciation and amortization, financial expenses, dividend income from the parent company, income taxes, and non-controlling interest from a subsidiary. The operating income is not a result measurement consistent with generally accepted accounting principles. It is not intended to be considered as an alternative to other financial operating performance measurement nor to the statement of cash flows liquidity measurement. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for performance measurement prepared in accordance with generally accepted accounting principles. We use the operating income because the management believes it is a meaningful performance measurement, commonly used in the cable industry and the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measurements reported by other companies. The operating income margin represents the operating income as a percentage of operating revenues.

        The average monthly revenue per user, or ARPU, is an industry term used to measure our average cable, Internet and telephony revenues per month per basic cable customer. The ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of the ARPU may not be the same as identically titled measurements reported by other companies. We calculate the ARPU by dividing our combined cable television, Internet-access and telephony services revenues by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

 Second Quarter Ended June 30, 2005 Compared to Second Quarter Ended June 30, 2004

Revenues

        Consolidated operating revenues for the second quarter ended June 30, 2005 were $241.0 million compared to $212.4 million in 2004, which represents an increase of $28.6 million (13.5%).

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        Cable television revenues for the second quarter ended June 30, 2005 increased by $10.0 million (7.0%) as compared to 2004. This growth, partially offset by lower revenues from customers’ equipment rentals, was primarily due to the increase of basic cable customers and Video-on-demand buying rates as well as to more lucrative package sales and the prices raise gradually implemented beginning of March 2004 and 2005. During the second quarter of 2005, we recorded a net loss of 11,883 customers to our cable television products bringing our basic cable customers to 1,443,126 compared to a net loss of 8,576 customers in the second quarter of 2004. As of June 30, 2005, we noted an increase of 1.7% of the basic cable customers as compared to the end of June last year. The ARPU increased from $33.44 to $35.13 and reflects more lucrative packages, prices increase and the migration from analog to digital.

        The Internet revenues for the second quarter ended June 30, 2005 increased by $12.2 million (22.7%), mainly due to a larger number of high-speed Internet customers along with prices raise gradually implemented beginning of March 2004 and 2005. The number of high-speed Internet customers has increased by 17,991 (3.4%) for 547,990 as of June 30, 2005, compared to 13,651 (3.2%) for a total of 446,574 in 2004. The ARPU increased from $38.45 to $39.25 due to prices raise, partially offset by a greater number of customers adhering to basic Internet services.

        Revenues from video stores for the second quarter ended June 30, 2005 increased by $2.8 million (28.7%) mainly due to the acquisition of Jumbo Entertainment Inc., franchisor and operator of 100 videos and video games rental stores across Canada, which represents revenues of $2.1 million. The growth is also due to a strong performance of the video game stores, higher revenues from retail sales and the positive impact of higher royalties and annual fees.

        Other revenues, mainly from the sale of customers’ equipment and telephony services, increased by $3.6 million for a total of $9.3 million for the second quarter ended June 30, 2005, compared to $5.7 million in 2004. This increase was due to a higher volume of sales and sales price of digital terminals. Also, since January 2005, we have launched our new residential telephony services through Montreal South Shore, Laval, Montreal West Island and Quebec City. We added 26,974 new subscribers to bring the total to 41,840 installations as of June 30, 2005. The telephony services ARPU was greater than $30.00 per month during the second quarter.

Direct Cost and Operating, General and Administrative Expenses

        Direct costs increased by $6.9 million (11.7%) to $66.0 million for the second quarter ended June 30, 2005 from $59.1 million for 2004. Direct costs for cable television services for 2005, which consist of programming costs, were higher than for 2004 due to a greater number of digital customers and increased penetration of our video-on-demand service. Internet access direct costs for the second quarter ended June 30, 2005 were higher than for 2004 due to a greater number of Internet access customers, which was partially offset by a reduction in bandwidth and transportation costs. Direct costs also increased due to the launch of our new telephony services. In addition, higher volume of set-top boxes sold to customer also resulted in higher direct costs, partially offset by a reduction in acquisition cost and more favorable exchange rate on U.S. dollar.

        Operating, general and administrative expenses have increased by $17.9 million (28.8%) to reach $80.1 million for the second quarter ended June 30, 2005, compared to $62.2 million for 2004. This increase is mainly due to the launch of our new telephony services, sales and advertising expenses, network maintenance and taxes as well as the management fees paid to the parent company. In addition, a provision of $4.7 million was reversed in June 2004, following the Canada’s Supreme Court decision stating that Internet service providers were not liable to pay royalties for copyrights.

Operating Income

        Operating income for the second quarter, ended June 30, 2005 was $95.0 million, compared to $91.1 million for 2004, representing an increase of $3.9 million (4.2%). Operating income margin decreased to 39.4% for the second quarter ended June 30, 2005 from 42.9% for 2004. Subsidy on customers’ equipment amounted to $7.4 million (3.1% of sales) in the second quarter ended June 30, 2005 compared to $5.4 million (2.5% of sales) in 2004. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the second quarter ended June 30, 2005 were $31.4 million compared to $33.2 million for 2004, a decrease of $1.8 million (5.3%). This decrease was attributable to lower amortized expenses of set-top boxes compared to 2004, offset by ongoing capital expenditures required to support a greater number of Internet access and telephony customers, network extensions and maintenance capital.

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Financial Expenses, Dividend Income and Other Item

        Financial expenses for the second quarter ended June 30, 2005 were $17.9 million, as compared to $49.0 million for 2004, a decrease of $31.1 million. This decrease was attributable to $29.4 million of interest expenses in 2004 on the $1.1 billion subordinated loan with Quebecor Media, the parent company, which was compensated by $30.1 million of dividend income related to the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease is also due to: 1) a foreign exchange loss of $0.4 million on the U.S. dollar-denominated long-term debt compared to $3.3 million in 2004; 2) a loss of $1.7 million due to the change in fair value of interest rate swaps; 3) reclassification of bank fees from statements previously presented from financial expenses to operating, general and administrative expenses. The decrease, due to the reclassification of the bank fees, was offset by an increase in interest expenses on long-term debt due to the refinancing of a part of our long-term debt in November 2004.

        Other item consisted of a gain resulting from the disposition of a video store.

Income Taxes

        Income taxes for the second quarter ended June 30, 2005 were $14.7 million, compared to $3.8 million for 2004, representing an effective tax rate of 31.8% compared to 9.7% in 2004, an increase of 22.1% based on income before income taxes and non-controlling interest. This increase was mainly due to tax consolidation transactions where the dividend income received in 2004 from Quebecor Media was non-taxable. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Net Income

        Our net income was $31.4 million for the second quarter ended June 30, 2005, as compared to $35.3 million for 2004, a decrease of $3.9 million (11.0%). Higher operation income was offset by the increase in the effective tax rate. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Six-Month Period Ended June 30, 2005 Compared To Six-Month Period Ended June 30, 2004

Revenues

        Consolidated operating revenues for the six-month period ended June 30, 2005 were $473.2 million, compared to $419.1 million in 2004, an increase of $54.1 million (12.9%).

        Cable television revenues for the six-month period ended June 30, 2005 increased by $19.2 million (6.8%) as compared to 2004. We realized a net reduction of 9,428 basic cable customers for the six-month period ended June 30, 2005, compared to a decrease of 4,739 customers during the same period in 2004. We increased the number of digital customers by 47,385 (14.2%) for the six-month period ended June 30, 2005, compared to 47,713 (19.8%) in 2004. For the second quarter of 2005, the average television customers were higher than in the second quarter of 2004.

        Internet revenues for the six-month period ended June 30, 2005 increased by $23.3 million (22.0%) as compared to 2004. We increased the number of our high-speed Internet customers by 45,360 (9.0%) for the six-month period ended June 30, 2005, compared to 40,297 (9.9%) in 2004.

        We have introduced prices raise in cable and Internet access starting March 2005.

        Revenues from video stores for the six-month period ended June 30, 2005 increased by $5.3 million (26.1%) as compared to 2004.

        Other revenues, mainly from the sale of customers’ equipment and telephony services, were $15.6 million in the six-month period ended June 30, 2005, compared to $9.4 million in 2004, which represents an increase of $6.2 million. This increase was due to a better pricing of digital terminals, a higher volume of sales and the introduction of the new telephony services. We intend to progressively roll out the telephony services to the other areas until the end of the year. Since the launch in Quebec City on July 11, 2005, we have made the telephony services accessible to 32% of our footprint.

        The ARPU increased to $49.85 per month for the six-month period ended June 30, 2005, from $45.50 in 2004, representing a 9.6% increase.

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Direct Cost and Operating, General and Administrative Expenses

        Direct costs increased by $3.5 million (2.8%) to reach $127.9 million for the six-month period ended June 30, 2005, compared to $124.4 million for 2004. This increase, due to higher programming cost caused by more lucrative packages, higher cost of bandwidth and transportation for the Internet access services, is mainly due to a larger number of our digital, Internet and telephony customers offset by lower acquisition cost and exchange rate. The addition of new customers also had a direct impact on the lower volume of set-top boxes sales costs.

        Operating, general and administrative expenses increased by $27.3 million (20.8%) to $158.2 million for the six-month period ended June 30, 2005, compared to $130.9 million in 2004. The operating expense increase is due to the launch of our new telephony services, the sales and advertising expenses, the network maintenance and taxes, as well as the management fees paid to the parent company. In addition, the second quarter of 2004 benefited from a non-recurring gain of $4,7 million.

Operating Income

        Operating income for the six-month period, ended June 30, 2005 was $187.1 million, compared to $163.8 million for 2004, representing an increase of $23.3 million (14.2%). Operating income margin increased to 39.5% for the six-month period ended June 30, 2005 from 39.1% for 2004. Subsidy on customers’ equipment amounted to $13.0 million (2.7% of sales) in the six-month period ended June 30, 2005 compared to $19.8 million (4.7% of sales) in 2004. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the six-month period ended June 30, 2005 were $62.5 million, a decrease of $0.8 million (1.3%) from $63.3 million for 2004. This decrease was attributable to the revision of the useful life of digital cable set-top boxes from 10 years to 7 years, which cause additional amortization of $2.4 million in the second quarter of 2004, offset by ongoing capital expenditures required to support an increased number of Internet access and telephony customers, network extensions and maintenance capital.

Financial Expenses, Dividend Income and Other Item

        Financial expenses for the six-month period ended June 30, 2005 were $33.1 million, as compared to $91.5 million for 2004, a decrease of $58.4 million. This decrease was attributable to $54.0 million of interest expense in 2004 on the $1.1 billion subordinated loan with Quebecor Media, the parent company, which was compensated by $55.2 million of dividend income related to the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease is also due to a foreign exchange loss of $0.7 million on U.S. dollar-denominated long-term debt, compared to $4.5 million in 2004 and the reclassification of the bank fees in the operating, general and administrative expenses, offset by increased interest expenses on long-term debt due to the refinancing of a part of our long-term debt in November.

        Other item consisted of a gain resulting from the disposition of a video store.

Income Taxes

        Income taxes for the six-month period ended June 30, 2005 were $28.2 million, compared to $4.6 million for 2004, representing an effective tax rate of 30.6% compared to 7.1% in 2004, an increase of 23.5% based on income before income taxes and non-controlling interest. This increase was mainly due to tax consolidation transactions where the dividend income received in 2004 from Quebecor Media was non-taxable.

Net Income

        Our net income was $63.7 million for the six-month period ended June 30, 2005, as compared to $59.6 million for 2004, an increase of $4.1 million (7.0%). This increase was mainly due to improvement in revenues and operating income, offset by a higher effective tax rate due to tax consolidation transactions with Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

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Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•	Capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	The cost of migrating our customers from analog to digital cable television service;

•	The service and repayment of our debt; and

•	The payment of dividends to our shareholder.

Capital Expenditures

        During the six-month period ended June 30, 2005, we invested $71.0 million in fixed assets, as compared to $60.5 million during 2004, an increase of $10.5 million. This growth was due to $14.8 million of capital invested in our new telephony services, offset by lower investments in our Internet network where major investments were made in 2004. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

        In addition to maintenance capital expenditures, we started to upgrade our network in Quebec City to enlarge the bandwidth from 480 MHz to 860 MHz, and we are currently considering additional capital expenditures for similar upgrade of our network in Sherbrooke region in 2006. We estimate that more than $25 million of capital expenditures over two years will be required to upgrade our network in Quebec City. If we were to proceed with the upgrade of our network in the Sherbrooke region, we estimate these capital expenditures to reach approximately $12.5 million.

Servicing and Repayment of Our Debt

        During the six-month period ended June 30, 2005, we made no mandatory repayments on our long-term debt, as compared to $25.0 million in 2004. During the six-month period ended June 30, 2005, we made cash interest payments of $35.8 million, as compared to $73.3 million for the same period in 2004. The decrease is mainly due to the tax consolidation transactions with Quebecor Media in 2004. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Payment of Dividends

        During the six-month period ended June 30, 2005, we paid $10.0 million in dividends to our sole shareholder, Quebecor Media, as compared to $38.2 million in 2004. We expect to pay dividends to Quebecor Media in the future, subject to the terms of our indebtedness and applicable law.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan

        Unlike US corporations, Canadian corporations are not allowed filing consolidated tax returns. As a result, some transactions had the effect of consolidating tax losses within the Quebecor Media group.

        In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered a back-to-back transaction by borrowing $1.1 billion from Quebecor Media, the parent company, to buy $1.1 billion of its preferred shares. This subordinated loan, maturing on January 16, 2019, bore interest at an annual rate of 10.75% payable semi-annually. The Quebecor Media preferred shares are redeemable at the option of Quebecor Media and retractable at our option at the paid-up value and carry a 11.0% annual fixed cumulative preferential dividend payable semi-annually. During the six-month period ended June 30, 2004, we have paid $50.5 million in interests with respect to the subordinated loan and received $55.2 million in dividends with respect to our ownership of the Quebecor Media preferred shares. On December 16, 2004, this subordinated loan was fully reimbursed with the proceeds from the redemption of Quebecor Media preferred shares, and the back-to-back transaction was disbanded.

        This subordinated loan and our investment in Quebecor Media preferred shares for the same amounts had the effect of significantly reducing our income tax obligation because the interest expense was deductible for income tax purposes, while the dividend income was not taxable.

Retractable Preferred Shares

        During the year ended December 31, 2003, we issued one retractable Series F preferred share to Quebecor Media, which was presented as a liability in our consolidated financial statements at a retraction price of $2.0 million. During the first quarter ended March 31, 2004, this preferred share was redeemed at the retraction

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price. The excess of the retraction price over the stated capital of this preferred share was credited to our contributed surplus account for an amount of $1.7 million.

Contractual Obligations and Other Commercial Commitments

        The material obligations under firm contractual arrangements, including commitments for future payments, notes, CF Cable notes and operating lease arrangements, are summarized in Form 20-F annual report for the year ended December 31, 2004 and are further discussed in note 13, 16 and 17 of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. There have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2004, except for the reimbursement of the CF Cable notes. See note 9 of our interim consolidated financial statements for the three-month and six-month periods ended June 30, 2004 and 2005.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are:

•	Funds from operations;

•	Financing from related party transactions;

•	Capital market debt financing; and

•	Our credit facilities.

        Funds from Operations.  Cash provided by operating activities during the six-month period ended June 30, 2005 was $138.7 million, as compared to $96.3 million in 2004, an increase of $42.4 million (44.1%). Cash flows from operations before changes in non-cash operating items amounted to $156.5 million for the six-month period ended June 30, 2005, as compared to $145.3 million in 2004. This $11.2 million increase is mainly due to improved revenues. Cash used by the changes in non-cash operating items was $17.7 million for the six-month period ended June 30, 2005, as compared to $49.0 million for 2004, a decrease of $31.3 million. The variation in non-cash operating items is mainly due to the variation in income taxes and accounts receivables and the timing in the payments made to suppliers and affiliated companies.

        Financing from Related Party Transactions. During the six-month period ended June 30, 2005, we paid $35.2 million to Quebecor Media, the parent company, for the tax deduction transfer.

        January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our sole shareholder, Quebecor Media. We used all the proceeds from this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Media. December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $1.1 billion subordinated loan. See “Item 10 — Additional Information Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée.” to our Form 20-F annual report for the year ended December 31, 2004 and “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

        Interest Rate and Foreign Exchange Management. We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See “Item 11 — Quantitative and Qualitative Disclosure about Market Risk.” of our Form 20-F annual report for the year ended December 31, 2004.

        We expect the cash requirements related to our existing operations over the next twelve months to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        Based on our current levels of operations and anticipated growth, we believe that the cash from our operations along with other available sources of liquidity, will be sufficient to fund anticipated capital expenditures and to make required payments of principal and interest on our debt, including payments due on the notes and under our credit facilities, as amended. We also expect, to the extent permitted by the terms of our indebtedness and applicable law, to pay dividends to Quebecor Media in the future.

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Subsequent Event

        On July 15, 2005, we used our cash on hand and our Revolving Credit Facility to reimbursed the aggregate principal amount of our subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and was due in 2007. On the same date, we paid a dividend of $100.0 million to our parent company Quebecor Media Inc.

Critical Accounting Policies

        Preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates.

        In our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, as well as in our Form 20-F annual report for the year ended December 31, 2004, we have identified the accounting policies that are critical to the understanding of our business operations and our results of operations. As of June 30, 2005, there was no change to our critical accounting policies from those described December 31, 2004.

Risks and Uncertainties

        No material changes in main risk factors and uncertainties have occurred since December 31, 2004. For more details and the description of our risks and uncertainties, see “Item 3 — Key Information — Risk Factors” of our Form 20-F annual report for the year ended December 31, 2004 and our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

        In the normal course of business, we are exposed to interest and exchange rate fluctuations. We manage this exposure through staggered maturities along with an optimal balance of fixed and variable rate obligations. As of June 30, 2005, we were using derivative financial instruments to reduce our exchange and interest rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties we are dealing with. A description of the financial derivatives we used as of December 31, 2004 is provided in note 1(j) of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and in “Item 11 — Quantitative and Qualitative Disclosure about Market Risk.” of our Form 20-F annual report for the year ended December 31, 2004.

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of June 30, 2005, we had no significant concentration of credit risk.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our Form 20-F annual report for the year ended December 31, 2004. There have been no significant changes to those regulations since December 31, 2004.

New accounting standards

        We prepare our financial statements in accordance with the Canadian GAAP, which differ in certain aspects from the U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 22 of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

        In the six-month period ended June 30, 2005, there have been no changes to our critical accounting policies from those described in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

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VIDÉOTRON LTÉE Interim Consolidated Statements of Operations (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Operating revenues:
Cable television	$142,966	$152,999	$283,312	$302,502
Internet	53,800	66,038	105,991	129,311
Video stores	9,858	12,684	20,460	25,800
Other	5,734	9,327	9,354	15,556

	212,358	241,048	419,117	473,169

Operating expenses:
Direct costs	59,049	65,951	124,394	127,867
Operating, general and administrative expenses	62,187	80,126	130,937	158,189

	121,236	146,077	255,331	286,056

Operating income before the undernoted	91,122	94,971	163,786	187,113

Depreciation and amortization	33,161	31,415	63,315	62,484

Financial expenses (note 2)	48,991	17,915	91,461	33,081

Dividend income from parent company	(30,084)	—	(55,210)	—

Other item	—	(387)	—	(387)

Income before income taxes and non-controlling interest	39,054	46,028	64,220	91,935

Income taxes (note 3):
Current	1,261	867	(204)	2,089
Future	2,520	13,788	4,780	26,062

	3,781	14,655	4,576	28,151

	35,273	31,373	59,644	63,784

Non-controlling interest in a subsidiary	15	19	43	35

Net income	$35,258	$31,354	$59,601	$63,749

See accompanying notes to unaudited interim consolidated financial statements.

10

VIDÉOTRON LTÉE Interim Consolidated Statements of Shareholder’s Equity (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2003	$173,236	$362,210	$(464,629)	$70,817

Excess of the preferred share retractable value over the stated capital	—	—	(1,660)	(1,660)

Net income	—	—	59,601	59,601

Dividend	—	—	(38,246)	(38,246)

Balance as at June 30, 2004	173,236	362,210	(444,934)	90,512

Transfer of tax deductions from a company controlled by the ultimate parent company	—	(66)	—	(66)

Transfer of tax deduction from the the parent company	—	26,800	—	26,800

Net income	—	—	87,771	87,771

Dividend	—	—	(166,987)	(166,987)

Balance as at December 31, 2004	173,236	388,944	(524,150)	38,030

Transfer of tax deductions from a company controlled by the ultimate parent company (note 3)	—	16	—	16

Net income	—	—	63,749	63,749

Dividend	—	—	(10,000)	(10,000)

Balance as at June 30, 2005	$173,236	$388,960	$(470,401)	$91,795

See accompanying notes to unaudited interim consolidated financial statements.

11

VIDÉOTRON LTÉE Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2004 and June 30, 2005 (in thousands of Canadian dollars)

	December 31, 2004	June 30, 2005

	(Audited)
Assets
Current assets:
Cash and cash equivalents	$36,230	$87,989
Marketable securities	21,250	—
Accounts receivable	90,488	86,056
Amounts receivable from affiliated companies	5	—
Income taxes receivable	8,624	3,939
Inventories	30,151	29,167
Prepaid expenses	5,399	9,035
Future income taxes	58,228	56,088

	250,375	272,274

Fixed assets	884,003	889,618
Goodwill	438,426	438,678
Other assets	34,498	35,005
Future income taxes	23,559	1,853

	$1,630,861	$1,637,428

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,903	$14,052
Accounts payable and accrued liabilities	194,890	155,748
Amounts payable to affiliated companies	51,718	41,728
Deferred revenue	105,410	98,841
Income taxes payable	1,643	405

	357,564	310,774

Deferred revenue	15,558	17,429
Forward exchange contract and interest rate swaps	57,249	37,319
Future tax liabilities	122,846	124,657
Long-term debt (note 4)	1,038,908	1,054,837
Non-controlling interest in subsidiaries	706	617

	1,592,831	1,545,633

Shareholder’s equity:
Common shares (note 5)	173,236	173,236
Contributed surplus	388,944	388,960
Deficit	(524,150)	(470,401)

	38,030	91,795

	$1,630,861	$1,637,428

Contingencies (note 8)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

___________________________

___________________________

12

VIDÉOTRON LTÉE Interim Consolidated Statements of Cash Flows (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Cash flows from operating activities:
Net income	$35,258	$31,354	$59,601	$63,749
Adjustments for the following items:
Depreciation and amortization	34,474	34,106	65,928	67,585
Future income taxes	2,520	13,788	4,780	26,062
Non-controlling interest in a subsidiary	15	19	43	35
Amortization of debt premium and discount	(192)	(702)	(383)	(1,403)
Change in fair value of interest rate swaps	—	1,728	—	273
Loss (gain) on disposal of fixed assets	2,019	(182)	10,855	(206)
Loss (gain) on foreign currency denominated debt	3,295	42	4,460	356
Other items	2	—	(3)	—

Cash flows from operations	77,391	80,153	145,281	156,451

Changes in non-cash operating items:
Accounts receivable	(15,204)	(10,851)	(12,007)	4,461
Current income taxes	60	371	(9,888)	3,813
Net amounts receivable and payable from/to affiliated companies	415	7,349	(1,093)	24,404
Inventories	1,233	(2,478)	2,592	993
Prepaid expenses	1,158	1,665	(6,132)	(3,635)
Accounts payable and accrued liabilities	6,152	23,663	(21,957)	(35,899)
Deferred revenue	3,434	3,246	6,322	(4,698)
Other assets	(3,913)	(3,952)	(6,850)	(7,161)

	(6,665)	19,013	(49,013)	(17,722)

Cash flows from operating activities	70,726	99,166	96,268	138,729

Cash flows from investing activities:
Acquisition of fixed assets	(29,455)	(37,362)	(60,516)	(70,955)
Net change in other assets	4	(102)	(179)	(317)
Acquisition of goodwill	(92)	—	(92)	—
Proceeds on disposal of fixed assets and investments	275	263	814	479
Acquisition of shares of parent company	—	—	(1,100,000)	—
Proceeds on disposal of marketable securities	6,281	20,398	23,131	21,250
Payment of tax deductions to the parent company	—	—	—	(35,200)
Net disposal of video store assets	—	64	—	64
Acquisition of non-controlling interest	—	—	(10)	—

Cash flows used in investing activities	(22,987)	(16,739)	(1,136,852)	(84,679)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	(25,000)	—
Financing costs on long-term debt	—	—	(1,195)	—
Increase in long-term intercompany loan from parent company	—	—	1,100,000	—
Settlement of interest rate swaps	—	(1,297)	—	(2,314)
Redemption of shares	—	—	(3,660)	—
Dividend to parent company	(23,922)	—	(38,246)	(10,000)
Other	—	(126)	—	(126)

Cash flows from (used in) financing activities	(36,422)	(1,423)	1,031,899	(12,440)

Net change in cash and cash equivalents	11,317	81,004	(8,685)	41,610
Cash and cash equivalents at beginning of period	5,276	(7,067)	25,278	32,327

Cash and cash equivalents at end of period	$16,593	$73,937	$16,593	$73,937

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$18,043	$87,989	$18,043	$87,989
Issued and outstanding cheques	(1,450)	(14,052)	(1,450)	(14,052)

	$16,593	$73,937	$16,593	$73,937

See accompanying notes to unaudited interim consolidated financial statements.

13

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony. It also operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2004 audited consolidated financial statements and the notes below.

2.	Financial expenses:

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Third parties:
Interest on long-term debt	$14,108	$14,770	$29,083	$29,977
Amortization of deferred financing costs	321	473	643	956
Amortization of debt premium and discount	(192)	(702)	(383)	(1,403)
Change in fair value of interest rate swaps	—	1,728	—	273
Loss on foreign currency denominated debt	3,295	396	4,460	710
Loss (gain) on foreign currency denominated short-term monetary items	376	(24)	443	(12)
Bank fees	415	—	781	—
Other interest and penalty charges	100	39	345	128

	18,423	16,680	35,372	30,629

Interest income	(172)	(447)	(490)	(851)

	18,251	16,233	34,882	29,778

Parent company:
Interest expense	30,740	1,682	56,579	3,303

	$48,991	$17,915	$91,461	$33,081

14

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

2.	Financial expenses (continued):

The interest paid in the three-month periods ended June 30, 2004 and 2005 amounted to $58.6 million and $1.4 million, respectively, and in the six-month periods ended June 30 2004 and 2005 amounted to $73.3 million and $35.8 million, respectively.

3.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Income taxes based on the combined federal and provincial basic income tax rate of 31.02% (2004 - 31.02%)	$12,153	$14,278	$19,985	$28,518
Change due to the following items:
Federal large corporation taxes	632	614	1,215	1,214
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	757	(135)	891	(164)
Non-taxable dividend from the parent company	(9,326)	—	(17,115)	—
Other	(435)	(102)	(400)	(1,417)

	$3,781	$14,655	$4,576	$28,151

Income taxes paid in the three-month periods ended June 30, 2004 and 2005 amounted to $1.3 million and $0.5 million, respectively, and in the six-month periods ended June 30, 2004 and 2005 amounted to $9.7 million and $2.6 million, respectively.

15

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

3.	Income taxes (continued):

During the period ended June 30, 2005, the Company obtained from a company under common control of the ultimate parent company, income tax deductions of $0.77 million, of which $0.37 million is recorded as income taxes receivable and $0.4 million as future income tax assets. The consideration payable to this company under common control amounts to $0.75 million. This transaction allows the Company to realize a gain of $0.02 million which has been credited to contributed surplus.

4.	Long-term debt:

	December 31, 2004	June 30, 2005

Senior Secured First Priority Notes	$92,271	$93,553
Senior Notes	796,637	811,284
Subordinated loan - Quebecor Media Inc.	150,000	150,000

Long-term portion of the long-term debt	$1,038,908	$1,054,837

Subordinated loan to a subsidiary - Quebecor Media Inc.:

The amount of interest owed to Quebecor Media Inc. as at December 31, 2004 and June 30, 2005 amounted to $10.7 million and $14.0 million, respectively, and is accounted for in the amounts payable to affiliated companies.

5.	Share capital:

	December 31, 2004	June 30, 2005

Issued and paid:
11,174,813 common shares	$173,236	$173,236
170,000 preferred shares, Series G (133,000 as of December 31, 2004)	—	—

	$173,236	$173,236

16

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

5.	Share capital (continued):

The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and were issued for a cash consideration totaling $133.0 million in 2004. Series G shares were eliminated upon consolidation.

On April 18, 2005, Vidéotron Ltée issued 57,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., a wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $57.0 million. On the same date, Vidéotron Ltée redeemed 20,000 preferred shares, Series G, from Groupe de Divertissement Superclub Inc. for a total cash consideration of $20.0 million.

6.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Net benefit	$1,353	$1,467	$2,564	$3,016

17

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations for the:

	Three-month period ended		Six-month period ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005

Net income for the period based on Canadian GAAP	$35,258	$31,354	$59,601	$63,749

Adjustments:
Push-down basis of accounting (i)	(1,934)	(2,131)	(3,869)	(4,261)
Development and pre-operating costs (iii)	(12)	82	176	58
Accounting for derivative instruments and hedging activities (iv)	1,583	5,331	6,514	5,279
Income taxes (v)	3	(25)	(55)	(18)

Net income for the period based on US GAAP	34,898	34,611	62,367	64,807

Other comprehensive income (loss) (vi)
Accounting for derivative instruments and hedging activities (iv)	133	(2,186)	(5,180)	(10,152)

Comprehensive income based on US GAAP	$35,031	$32,425	$57,187	$54,655

Accumulated other comprehensive loss at beginning of period	$(7,083)	$(23,374)	$(1,770)	$(15,408)

Change in the period	133	(2,186)	(5,180)	(10,152)

Accumulated other comprehensive loss at end of period	$(6,950)	$(25,560)	$(6,950)	$(25,560)

18

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	December 31, 2004	June 30, 2005

Shareholder’s equity based on Canadian GAAP	$38,030	$91,795

Cumulative adjustments:
Push-down basis of accounting (i)	4,235,626	4,231,365
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(1,656)	(1,598)
Accounting for derivative instruments and hedging activities (iv)	(15,559)	(20,432)
Income taxes (v)	514	496
Pension and postretirement benefits (vii)	(92)	(92)

Shareholder’s equity based on US GAAP	$2,252,863	$2,297,534

(i) Push-down basis of accounting

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

19

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i) Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)
The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

(d)	Future income tax liability increased by $24.9 million; and

(e)
The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expenses for US GAAP purposes have been increased by $16.9 million.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”. The determination of the impairment under US GAAP is based on the goodwill recognized as a result of the push-down discussed in (i) above.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

20

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instruments is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

21

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii) Guaranteed debt

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2004 and June 30, 2004 and the three-month and six-month periods ended June 30, 2004 have been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” is Le Superclub Vidéotron Ltée and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Subsidiary Non-Guarantors” were CF Cable TV Inc., Vidéotron (Régional) Ltée and Société d’Édition et de Transcodage T.E. Ltée.

On July 15, 2005, CF Cable TV Inc. paid its senior secured first priority note and became a guarantor of the senior notes issued by its parent company. Vidéotron (Régional) Ltée, a wholly-owned subsidiary of CF Cable TV Inc., became also a guarantor of the senior notes of Vidéotron Ltée. Only Société d’Édition et de Transcodage T.E. Ltée is still a non-guarantor and it is considered a minor subsidiary under the rules and regulations of the U.S. Securities and Exchange Commissions. Accordingly, the Company ceased, effective June 30, 2005, to disclose the information related to the subsidiaries guarantors and the subsidiaries non-guarantors.

22

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$34,810	$108	$1,312	$—	$36,230
Marketable securities	20,000	—	1,250	—	21,250
Accounts receivable	81,589	8,213	686	—	90,488
Amounts receivable from affiliated companies	133,598	27,834	277,053	(438,480)	5
Income taxes receivable	8,526	79	19	—	8,624
Inventories and prepaid expenses	11,488	23,461	601	—	35,550
Future income taxes	49,589	184	8,455	—	58,228

	339,600	59,879	289,376	(438,480)	250,375

Fixed assets	761,758	32,455	225,081	(489)	1,018,805
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other assets	441,324	136,351	3,616	(558,433)	22,858
Future income taxes	22,179	1,111	—	269	23,559

Total assets	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,994	$1,745	$164	$—	$3,903
Accounts payable and accrued liabilities	214,309	32,402	25,881	(5)	272,587
Amounts payable to affiliated companies	102,426	138,350	249,417	(438,475)	51,718
Deferred revenue and prepaid services	83,105	—	22,305	—	105,410
Income taxes payable	33	1,343	267	—	1,643

	401,867	173,840	298,034	(438,480)	435,261

Deferred revenue	4,480	—	1,724	—	6,204
Future income taxes	129,310	3,054	36,268	—	168,632
Long-term debt	941,910	—	116,840	(24,568)	1,034,182
Non-controlling interest in a subsidiary	—	—	—	706	706

	1,477,567	176,894	452,866	(462,342)	1,644,985

Shareholder’s Equity:
Share capital	306,235	31,559	165,025	(329,583)	173,236
Contributed surplus	3,983,147	81,725	652,298	(3,389)	4,713,781
(Deficit) retained earnings	(2,283,016)	7,558	(375,180)	31,892	(2,618,746)
Other comprehensive loss	(15,316)	—	(92)	—	(15,408)

	1,991,050	120,842	442,051	(301,080)	2,252,863

	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

23

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$13,450	$2,700	$1,893	$—	$18,043
Marketable securities	—	—	—	—	—
Accounts receivable	74,878	5,886	331	—	81,095
Amounts receivable from affiliated companies	750,697	285,074	13,472	(1,049,227)	16
Income taxes receivable	25	8,896	1,780	—	10,701
Inventories and prepaid expenses	18,897	13,856	923	—	33,676
Future income taxes	7,500	537	1,312	—	9,349

	865,447	316,949	19,711	(1,049,227)	152,880

Fixed assets	734,149	68,899	225,385	(489)	1,027,944
Goodwill	1,399,533	631,331	396,844	233,711	2,661,419
Deferred charges	11,607	355	3,434	—	15,396
Future income taxes	—	10,084	—	(132)	9,952
Investments	419,096	1,126,791	166,034	(611,855)	1,100,066

Total assets	$3,429,832	$2,154,409	$811,408	$(1,427,992)	$(4,967,657)

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,334	$103	$13	$—	$1,450
Accounts payable and accrued liabilities	116,721	19,463	23,218	(3)	159,399
Amounts payable to a company under common control	134,057	765,495	166,460	(1,049,228)	16,784
Deferred revenue and prepaid services	50,383	21,148	19,505	—	91,036
Income taxes payable	134	1,642	642	—	2,418
Current portion of long-term debt	50,000	—	—	—	50,000

	352,629	807,851	209,838	(1,049,231)	321,087

Future income taxes	128,794	4,471	48,269	(630)	180,904
Long-term debt	871,349	1,100,000	126,803	(23,854)	2,074,298
Non-controlling interest in a subsidiary	—	—	—	735	735

	1,352,772	1,912,322	384,910	(1,072,980)	2,577,024

Shareholder’s equity:
Share capital	261,236	196,558	165,025	(449,583)	173,236
Contributed surplus	3,475,775	619,105	660,963	(1,409)	4,754,434
(Deficit) retained earnings	(1,653,555)	(573,576)	(398,936)	95,980	(2,530,087)
Other comprehensive loss	(6,396)	—	(554)	—	(6,950)

	2,077,060	242,087	426,498	(355,012)	2,390,633

	$3,429,832	$2,154,409	$811,408	$(1,427,992)	$4,967,657

24

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$132,846	$69,751	$50,519	$(38,053)	$215,063

Direct costs	39,199	6,241	13,808	(199)	59,049

Operating and administrative expenses	53,838	27,966	21,004	(37,854)	64,954

Depreciation and amortization	20,320	11,315	4,661	—	36,296

Financial expenses	(6,000)	43,178	10,311	(148)	47,341

Dividend income from related companies	—	(32,553)	(4,512)	6,981	(30,084)

Income (loss) before the undernoted	25,489	13,604	5,247	(6,833)	37,507

Income taxes	7,547	(5,836)	931	(48)	2,594

	17,942	19,440	4,316	(6,785)	34,913

Share in the results of a company subject to significant influence	2,316	—	20	(2,336)	—

Non-controlling interest	—	—	—	(15)	(15)

Net income (loss)	$20,258	$19,440	$4,336	$(9,136)	$34,898

25

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities
Net income (loss)	$20,258	$19,440	$4,336	$(9,136)	$34,898
Adjustments for:
Depreciation and amortization	20,576	11,314	4,660	—	36,550
Future income taxes	7,142	(6,473)	712	(48)	1,333
Loss on foreign denominated debt	—	—	3,244	51	3,295
Other	(6,184)	(7,469)	3,385	2,050	(8,218)
Net change in non-cash operating
working capital	13,896	(2,732)	(7,471)	110	3,803

	55,688	14,080	8,866	(6,973)	71,661

Cash flows from investing activities
Acquisition of fixed assets	(14,253)	(18,883)	(8,467)	11,152	(30,451)
Net change in deferred charges	—	65	—	—	65
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposals of fixed assets	424	10,737	266	(11,152)	275
Proceeds on disposal of
short-term investments	5,700	—	581	—	6,281

	(8,129)	(8,173)	(7,620)	—	(23,922)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Dividends	(26,383)	(4,512)	—	6,973	(23,922)

	(38,883)	(4,512)	—	6,973	(36,422)

Net increase in cash	8,676	1,395	1,246	—	11,317

Cash and cash equivalents,
beginning of period	3,440	1,202	634	—	5,276

Cash and cash equivalents, end of period	$12,116	$2,597	$1,880	$—	$16,593

26

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the six-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$237,643	$138,643	$91,237	$(43,806)	$423,717

Direct costs	80,431	13,856	30,568	(461)	124,394

Operating and administrative expenses	87,625	59,703	31,672	(43,345)	135,655

Depreciation and amortization	40,779	19,355	9,257	—	69,391

Financial expenses	(4,144)	71,839	17,512	(393)	84,814

Dividend income from related companies	—	(59,631)	(8,281)	12,702	(55,210)

Income (loss) before the undernoted	32,952	33,521	10,509	(12,309)	64,673

Income taxes	8,458	(7,953)	1,758	—	2,263

	24,494	41,474	8,751	(12,309)	62,410

Share in the results of a company
subject to significant influence	4,852	—	58	(4,910)	—

Non-controlling interest	—	—	(1)	(42)	(43)

Net income (loss)	$29,346	$41,474	$8,808	$(17,261)	$62,367

27

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$29,346	$41,474	$8,808	$(17,261)	$62,367
Adjustments for:
Depreciation and amortization	41,289	19,355	9,257	—	69,901
Future income taxes	7,671	(6,101)	897	—	2,467
Loss on foreign denominated debt	—	—	4,363	97	4,460
Other	(7,012)	2,286	3,750	4,360	3,384
Net change in non-cash operating working capital	(109,764)	9,411	55,884	6	(44,463)

	(38,470)	66,425	82,959	(12,798)	98,116

Cash flows from investing activities:
Acquisition of fixed assets	(39,508)	(21,343)	(12,783)	11,152	(62,482)
Net change in deferred charges	—	(61)	—	—	(61)
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposals of fixed assets	424	11,276	266	(11,152)	814
Proceeds on disposal of short-term investments	22,100	—	1,031	—	23,131
Acquisition of shares of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)

	53,016	(1,110,220)	(81,496)	—	(1,138,700)

Cash flows from financing activities:
Repayment of long-term debt	(25,000)	—	—	—	(25,000)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred shares	(3,660)	—	—	—	(3,660)
Dividends	2,237	(53,281)	—	12,798	(38,246)

	(27,618)	1,046,719	—	12,798	1,031,899

Net (decrease) increase in cash	(13,072)	2,924	1,463	—	(8,685)

Cash and cash equivalents, beginning of period	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of period	$12,116	$2,597	$1,880	$—	$16,593

28

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2004 and 2005 (in thousands of Canadian dollars)

8.	Contingencies:

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totaling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Courts.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at June 30, 2005 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

9.	Subsequent event:

On July 15, 2005, the Company used its cash on hand and its Revolving Credit Facility to reimburse the aggregate principal amount of US $75.6 million of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and were due in 2007.

One the same date, Vidéotron Ltée paid a dividend of $100.0 million to its parent company, Québecor Média Inc.

10.	Comparative figures:

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(signed) Yvan Gingras
_____________________________________
By:	Yvan Gingras
Executive Vice-President, Finance
and Operations

Date:	August 22, 2005